May 16. 2007

MAIL STOP 3561

via U.S. mail and facsimile

Robert Seguso, President
Seguso Holdings, Inc.
3405 54th Drive West, Suite G102
Bradenton, FL 34210

Re: Seguso Holdings, Inc.
      Form SB-2, Amendment 2 filed May 15, 2007
      File No. 333-122697

Dear Mr. Seguso:

    We have completed a preliminary reading of your registration statement. It appears that your document fails in several material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the Form. In particular, please revise your filing to include updated financial statements as required by Item 310(g) of Regulation S-B. For this reason, we will not perform a detailed examination of the registration statement and will not issue comments until these material deficiencies, indicated below, are addressed.

    As long as it remains in its current form, we will not recommend acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.   We suggest that you consider submitting a substantive amendment to correct the deficiencies.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions. We look forward to working with you to address these concerns.

Sincerely,

John D. Reynolds,
Assistant Director
Office of Emerging Growth Companies

cc: Elliot H. Lutzker, Esq.
        By facsimile to 212-262-5152